Exhibit 21.1

SUBSIDIARIES OF OUI GLOBAL

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Tokuen HK Limited	Hong Kong SAR	June 30, 2022	100%
Wah Mou International Company Limited	Hong Kong SAR	July 7, 2017	100%
Shanghai TKE Zhenbiao Container Freight Transport Limited	People’s Republic of China	December 21, 2001	100%
Shanghai TKE Supply Chain Limited	People’s Republic of China	December 1, 2022	100%